                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. 2)

                         American Eagle Group, Inc.
       ---------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 Par Value
       ---------------------------------------------------------------
                       (Title of Class of Securities)

                                  02553B102
       ---------------------------------------------------------------
                               (CUSIP Number)

                            James E. Evans, Esq.
                           One East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 579-2536
       ---------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               April 11, 1997
       ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement
[ ].

                             Page 1 of 14 Pages

CUSIP NO. 469858401             13D             Page 2 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.             31-1422526
          American Financial Corporation             31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           6,782,667 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
            6,782,667 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           6,782,667 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.5% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 469858401            13D             Page 3 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
         N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          6,782,667

9    SOLE DISPOSITIVE POWER
            - - -

10    SHARED DISPOSITIVE POWER
          6,782,667

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON,
          6,782,667

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          49.5%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 46985840              13D             Page 4 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           6,782,667

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
           6,782,667

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           6,782,667

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.5%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 46985840             13D              Page 5 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           6,782,667

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
           6,782,667

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           6,782,667

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.5%

14    TYPE OF REPORTING PERSON*
           IN

CUSIP NO. 46985840            13D             Page 6 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
               - - -

8    SHARED VOTING POWER
           6,782,667

9    SOLE DISPOSITIVE POWER
               - - -

10    SHARED DISPOSITIVE POWER
           6,782,667

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           6,782,667

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.5%

14    TYPE OF REPORTING PERSON*
           IN

        This Amendment No. 2 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC")and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith
E. Lindner (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"). All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D. Items not included in this amendment are either not amended or are not applicable.

Item 4.        Purpose of Transaction.

        Please  see  the American Financial News Release attached  hereto  as
Exhibit 1.

Item 5.        Interest in Securities of the Issuer.

        Upon consummation of the transactions described in the News Release attached hereto as Exhibit 1, the Reporting Persons beneficial ownership of American Eagle Common Stock will be reduced from approximately 49.5% (as set forth below) to less than two percent of the outstanding shares of American Eagle Common Stock.

       As of April 15, 1997, assuming conversion of the Preferred Shares, the Reporting Persons beneficially owned 6,782,667 shares of American Eagle Common Stock as follows:

                                 Preferred
    Holder                       Shares (a)               Common Stock
 --------------                ---------------           --------------
    GAI (b)                        350,000                  66,000
    MID (c)                           -0-                   50,000

             Total:                350,000                 116,000


(a) Each Preferred Share is convertible into 19.04762 shares of American Eagle Common Stock.

(b)    GAI = Great American Insurance Company, 100% owned by AFC.

(c)    MID = Mid-Continent Casualty Company, 100% owned by GAI.

        To the best knowledge and belief of the undersigned, no transactions involving American Eagle equity securities have been effected during the past 60 days by the Reporting Persons or by the directors or executive officers of American Financial or AFC.

Item 7.        Material to be filed as Exhibits.

               (1) News Release of American Financial Group, Inc. dated April 14, 1997.

               (2) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

               (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

        After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997
                                           AMERICAN FINANCIAL GROUP, INC.

                                           By:   James C. Kennedy
                                           James C. Kennedy, Deputy General
                                           Counsel and Secretary

                                           AMERICAN FINANCIAL CORPORATION

                                           By:     James C. Kennedy
                                           James C. Kennedy, Deputy General
                                           Counsel and Secretary

                                           Carl H. Lindner*
                                           Carl H. Lindner

                                           Carl H. Lindner III*
                                           Carl H. Lindner III

                                           S. Craig Lindner*
                                           S. Craig Lindner

                                           Keith E. Lindner*
                                           Keith E. Lindner
     James C. Kennedy
     ----------------------------------
*By: James C. Kennedy, Attorney-in-Fact

                                                                    Exhibit 1
AMERICAN FINANCIAL GROUP, INC.                         NEWS RELEASE
       Date:    April 14, 1997       Contact:  Anne N. Watson

For Release:    Immediately            Phone:  (513) 579-6652
                                    Web Site:  http://www.amfnl.com

                 AMERICAN FINANCIAL GROUP AGREES TO ACQUIRE
                     GENERAL AVIATION INSURANCE BUSINESS

        (Cincinnati, Ohio) American Financial Group, Inc. (NYSE: AFG) announced today that it had executed an agreement with American Eagle Group, Inc. (NYSE: FLI) and American Eagle's wholly-owned subsidiary, American Eagle Insurance Company. Under the agreement, AFG will acquire American Eagle's general aviation insurance assets and related liabilities (approximately $75 million) in exchange for (i) transferring the American Eagle Series D Voting Convertible Preferred Stock acquired by AFG on December 31, 1996 and (ii) a cash payment estimated to be in the range of $10-12 million based on certain of the assets to be transferred to AFG in the transaction. After the closing of this transaction, AFG will pay American Eagle a normal commission rate on renewal business. As a result of this acquisition, AFG expects 1997 gross written premium to approach $100 million on the general aviation business acquired.
        The closing of the transaction is subject to approval by American Eagle shareholders (holders of a majority of American Eagle's voting stock have agreed to vote in favor) and applicable regulatory approvals.
        American Financial Group is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products.

Exhibit 1
                                  AGREEMENT

        This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

        WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

        WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

        WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

        NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                               AMERICAN PREMIER GROUP, INC.
                               AMERICAN FINANCIAL CORPORATION
                               By:   /s/ James E. Evans
                                    James E. Evans V.P. & General Counsel

                               /s/ Carl H. Lindner
                               Carl H. Lindner

                               /s/ Carl H. Lindner III
                               Carl H. Lindner III

                               /s/ S. Craig Lindner
                               S. Craig Lindner

                               /s/ Keith E. Lindner
                                  Keith E. Lindner

Exhibit 2


                              POWER OF ATTORNEY



        I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                             /s/ Carl H. Lindner
                                             Carl H. Lindner

                              POWER OF ATTORNEY



        I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                                             /s/ Carl H. Lindner III
                                             Carl H. Lindner III

                              POWER OF ATTORNEY



        I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                             /s/ S. Craig Lindner
                                             S. Craig Lindner

                              POWER OF ATTORNEY



        I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                                /s/ Keith E. Lindner
                                                Keith E. Lindner